Exhibit 99.1

ENTRÉE GOLD WELCOMES GORDEN GLENN TO ITS BOARD OF DIRECTORS

Vancouver, B.C., June 20, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") welcomes Mr. Gorden Glenn to its Board of Directors.  Mr. Glenn was one of eight management nominees elected to the Board by shareholders at the Company’s Annual General Meeting held on June 18, 2012.

Mr. Glenn has over 20 years of mining, exploration and investment banking experience.  He was the Managing Director of Mining Investment Banking for Desjardins Securities and, prior to that, the Vice President and Director of Mining Investment Banking at TD Securities.  Holding a BScH in Geological Sciences from Queen’s University in Kingston, Ontario, Mr. Glenn started his career as a project geologist with Inmet Mining and Kennecott Canada Inc. before switching to the capital markets.  Most recently, Mr. Glenn served as chief executive officer and a director of AMR Mineral Metal Inc.

Greg Crowe, President and CEO commented, "The addition of Gord Glenn to our Board of Directors will significantly enhance and strengthen both the technical and financial components of the Company.  I am looking forward to working with Gord, as we continue to advance the already substantial holdings of the Company and strive to increase shareholder value.”

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada and New Mexico.  The primary North American asset is the Ann Mason Project.  The Project has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in a number of separate deposits owned by several unrelated companies.

Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Ivanhoe Mines, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Bruce Colwill
Chief Financial Officer
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: bcolwill@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for the discovery of additional mineralized zones on properties in which Entrée has an interest, the potential for the expansion of existing deposits in which Entrée has an interest, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.